

16013188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cammack LaRhette Brokerage, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Williams Street, Suite 100
(No. and Street)

Wellesley	**MA**	**02481**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL VOLO 781-997-1426
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Dannible & McKee, LLP (528)
(Name - if individual, state last, first, middle name)

Financila Plaza 221 So. Warren Street	**Syracuse**	**NY**	**13202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Volo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of FEBRUARY 25, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Subscribed and sworn to before me this 25th day of February 2016

Leisha Fontecchio

Notary Public


LEISHA FONTECCHIO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 02, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMMACK LARHETTE BROKERAGE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FISCAL YEAR-ENDED DECEMBER 31, 2015

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 23, 2016

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

We have audited the accompanying balance sheet of Cammack LaRhette Brokerage, Inc. (an S Corporation) (the "Company"), as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. Cammack LaRhette Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cammack LaRhette Brokerage, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The schedule of computation of net capital and aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Cammack LaRhette Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cammack LaRhette Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable; and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of computation of net capital and aggregate indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Current Assets	
Cash and cash equivalents (Note 1)	$ 113,501
FINRA deposit	8,727
Commissions receivable (Note 1)	61,781
Prepaid expenses	8,121
	192,130
Equipment	18,056
Less accumulated depreciation	(18,056)
	-
	$ 192,130
LIABILITIES AND STOCKHOLDER EQUITY	
Current Liabilities	
Accrued expenses	$ 10,480
	10,480
Stockholder's equity	
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100
Retained earnings	181,550
Stockholder's equity	181,650
Total liabilities and stockholder's equity	$ 192,130

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Recurring flat fee / commissions	$ 905,742
Recurring consulting	26,116
Total Revenue	931,858
Expenses:	
General and administrative	90,094
Business Development	28,648
Total Expenses	118,742
Income before other income (expense) and income taxes	813,116
Other expenses:	
Interest income	25
Management fees (Note 2)	(450,000)
Income from continuing operations before income taxes	363,141
Provision for income tax expenses:	
Current State and Local	(7,890)
Net Income	$ 355,251

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2014	100	$ 100	$ 326,299	$ 326,399
Stockholder's distributions (Note 2)			(500,000)	(500,000)
Net income			355,251	355,251
Balance at December 31, 2015	100	$ 100	$ 181,550	$ 181,650

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE INC.
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash from operating activities:	
Net income	$ 355,251
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) Decrease in assets:	
(Increase) in FINRA Deposit	(2,310)
Changes in assets:	
Decrease in commissions receivable	22,446
Decrease in prepaid expenses	6,301
Decrease in other assets	-
Increase (Decrease) in liabilities:	
Decrease in accounts payable, accrued expenses and other liabilities	(951)
Total adjustments	25,486
Net cash from operating activities	380,737
Cash used in financing activities:	
Stockholder's distributions	(500,000)
Net Decrease in total cash	(119,263)
Cash at beginning of the year	232,764
Cash at end of the year	$ 113,501

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts, effective February 1, 2007, and became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. ("the Parent"), pursuant to an acquisition. The Company provides hospitals and other similar non-profit and for-profit groups with pension plan design, implementation and ongoing pension-related services. The Company earns all of its revenues from other broker-dealers and direct consulting.

Revenue recognition – Commissions are computed:

1) as a percentage of the amount of funds that the employee/employer of the Company's clients invests in their retirement accounts:

2) as a percentage of the total assets invested by the employee and employer: and

3) fixed fee charges. The amounts are paid to the Company by vendors that sell investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the amounts computed by the vendors.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

Receivables and credit policies – Commissions receivables are unsecured customer obligations, which are due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices aged over 180 days are considered delinquent. There were no delinquent accounts at December 31, 2015.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will be collected. At December 31, 2015, management believes that an allowance for doubtful accounts is not required.

NOTE 1 – Summary of significant accounting policies (continued):

Equipment – Office equipment is recorded at cost. Depreciation for financial purposes is computed on the straight-line method over the estimated useful life of seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to the expense incurred: major renewals and betterments are capitalized. When office equipment is sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in income.

Concentration of credit risk – The majority of the Company's income is derived from the service fees/commissions earned from sales of products by a select group of investment companies. In 2015, approximately 23% of service fees/commissions earned came from two customers. Outstanding receivables at December 31, 2015, are due primarily from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposits Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

Subsequent events – Management has evaluated subsequent events through February 23, 2016, the date that the financial statements were available for issue.

Income taxes – For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal and most state and local purposes, the liability for Federal and certain state and local income taxes are passed through to the stockholder, whether or not the income giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for state and local income taxes was $7,890 in 2015.

The Company does not believe that there are any significant exposures from uncertain tax positions. The Company will include interest on income tax liabilities in interest expense and penalties in operations, if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2012.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 – Related party transactions:

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, and certain operating expenses and other general and administrative expenses are incurred on behalf of the Company. The Company was charged by the Parent $450,000 for management fees for the year ended December 31, 2015. The Company paid distributions to the Parent of $500,000 for the year ended December 31, 2015.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2015

NOTE 3 – Net capital requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

The minimum net capital requirement is the greater of:

- 6 2/3% of aggregate indebtedness, or

- the minimum dollar requirement ($5,000).

At December 31, 2015, the Company had net capital of $103,021, which was $98,021 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1017 to 1 at December 31, 2015.

SCHEDULE I

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Net Capital:		
Total Members' Equity	$	181,650
Adjustments to Net Capital:		(78,629)
Goodwill and other assets		-
Net Capital, as defined	$	103,021
Computation of basic net capital requirement:		
Minimum net capital requirement	$	5,000
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess Net Capital	$	98,021
Ratio Of Aggregate Indebtedness To Net Capital		.1017 to 1
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities	$	10,480

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 23, 2016

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

We have reviewed management's statements, included in the accompanying statement of exemption, in which (1) Cammack LaRhette Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cammack LaRhette Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(i) (the "exemption provisions"), and (2) Cammack LaRhette Brokerage, Inc. stated that Cammack LaRhette Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cammack LaRhette Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cammack LaRhette Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE -
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2015

To the best knowledge and believe of Cammack Larhette Brokerage, Inc. (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2015.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(i). The Company is allowed to have a "Special Account for the Exclusive Benefit of customers". All invested customer funds and securities (for which there were none during the year ended December 31, 2015) would be promptly deposited into that aforementioned "Special Account".

The Company has met the exemption provisions of SEC.1934 Rule 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2015 without exception.



Michael Volo

President

Cammack Larhette Brokerage, Inc.